LION COPPER AND GOLD CORP. COMPLETES SHARES FOR DEBT SETTLEMENT

September 2, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) announces that, further to its news release dated May 26, 2022, it has completed a debt settlement previously announced by issuing 915,910 common shares of the Company at a deemed price of $0.085 per share in settlement of US$61,366 (C$77,852) owed to a creditor.

The common shares issued in connection with the debt settlement are subject to a four-month hold period expiring on December 24, 2022.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its Mason Valley, Nevada copper assets with Rio Tinto America, Inc. in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "expect", or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the transition to a U.S. domestic issuer. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; income tax and regulatory matters; the ability of Lion CG to implement its business strategies; competition; currency and interest rate fluctuations and other risks.